Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES Q2 2008 RESULTS
- Revenues Up 57% YOY for Q2, 47% for the 1st Half -

TEL-AVIV, Israel - July 21, 2008-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM) today announced its unaudited financial results for the second quarter and six months ended June 30, 2008.

Financial Results for the Second Quarter
Revenues for the second quarter of 2008 were $3.7 million, a 57% increase compared with $2.4 million for the second quarter of 2007. On the basis of U.S. generally accepted accounting principles (GAAP), the period’s net loss was $(1.8) million, or $(0.37) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $145,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This compares to a net loss for the second quarter of 2007 of $(3.5) million, or $(0.85) per ordinary share (basic and diluted), which included non-cash share-based compensation expense of $138,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net loss for the second quarter of 2008 was $(1.7) million, or $(0.34) per ordinary share (basic and diluted). This compares to a net loss of $(3.3) million, or $(0.81) per ordinary share (basic and diluted), for the second quarter of 2007.

During the quarter, the Company secured a $2.5 million venture loan. This sum is reflected in the Company’s Balance Sheet as of June 30, 2008 in Venture Loan and Shareholders’ Equity.

Financial Results for the First Half
Revenues for the first six months of 2008 were $8.2 million, an increase of 47% compared to $5.6 million recorded in the first half of 2007. On the basis of U.S. generally accepted accounted principles (GAAP), the Company’s net loss for the period was $(2.7) million, or $(0.55) per ordinary share (basic and diluted), including non-cash share-based payment of $302,000. This compares with a net loss of $)6.3( million, or $(1.54) per ordinary share (basic and diluted), for the first half of 2007, which included non-cash share-based compensation expense of $264,000.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation to provide investors and management with insight into RADCOM’s underlying operating results. On such non-GAAP basis, RADCOM’s net loss for the first six months of 2008 was $(2.4) million, or $(0.49) per ordinary share (basic and diluted), compared with $(6.0) million, or $(1.47) per ordinary share (basic and diluted), for the first six months of 2007.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are pleased to have delivered significant year-over-year revenue growth again this quarter, giving us a 47% increase for the first half of the year compared with the first half of 2007. However, these revenues were below our expectations due to sales cycle delays that have accompanied the slowdown of European and North American communications markets. Nonetheless, we have experienced a surge in interest and sales in our target emerging markets - particularly in Latin America and the Far East - that has boosted our sales pipeline significantly, both in the number and size of new opportunities. Further, we believe that our target IMS markets will continue to grow, acting as an engine that will drive our business to the next stage over the next few years.”

Mr. Ripstein continued, “From a financial point of view, during the quarter we completed a $2.5 million venture loan and a 4-for-1 stock split, activities that have buttressed our balance sheet and assured our continued access to public markets.”

Mr. Ripstein concluded, “The combination of our strengthened sales pipeline, the many new opportunities emerging and our stronger balance sheet enables us to reiterate our expectation that 2008 will be stronger than 2007.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, July 21st, 2008, at 9:00 AM EDT (16:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (866) 345-5855

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0609

A replay of the call will be available after the call on July 21st until midnight July 28th. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (877) 332-1104

▪	From Israel (not toll free): 03-925-5945

▪	From other locations (not toll free): +972-3-925-5945

The conference call will also be accessable online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2008[a]	2007[b]	2008[c]	2007[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$3,728	$2,374	$8,246	$5,607
Cost of sales	1,694	1,320	3,243	2,778
Gross profit	2,034	1,054	5,003	2,829
Research and development, gross	1,834	1,905	3,647	3,828
Less - royalty-bearing participation	571	452	1,113	902
Research and development, net	1,263	1,453	2,534	2,926
Sales and marketing	1,908	2,477	3,951	5,129
General and administrative	628	652	1,247	1,228
Total operating expenses	3,799	4,582	7,732	9,283
Operating loss	(1,765)	(3,528)	(2,729)	(6,454)
Financing income (loss), net	(69)	64	40	183
Net loss	(1,834)	(3,464)	(2,689)	(6,271)
Basic net loss per ordinary share	$(0.37)	$(0.85)	$(0.55)	$(1.54)
Diluted net loss per ordinary share	$(0.37)	$(0.85)	$(0.55)	$(1.54)
Weighted average number of ordinary shares used in computing basic net loss per ordinary share	5,019,696	4,088,293	4,884,336	4,078,946
Weighted average number of ordinary shares used in computing diluted net loss per ordinary share	5,019,696	4,088,293	4,884,336	4,078,946

Note a: The Company’s results for the second quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $145,000 allocated as follows: $6,000 to cost of sales, $30,000 to research and development, $44,000 to sales and marketing and $65,000 to general and administrative.

Note b: The Company’s results for the second quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $138,000 allocated as follows: $4,000 to cost of sales, $25,000 to research and development, $45,000 to sales and marketing and $64,000 to general and administrative.

Note c: The Company’s results for the first half of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $302,000 allocated as follows: $12,000 to cost of sales, $59,000 to research and development, $92,000 to sales and marketing and $139,000 to general and administrative.

Note d: The Company’s results for the first half of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $264,000 allocated as follows: $6,000 to cost of sales, $45,000 to research and development, $93,000 to sales and marketing and $120,000 to general and administrative.

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	June 30, 2008	December 31, 2007
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	5,653	3,763
Trade receivables, net	8,004	6,589
Inventories	2,418	3,454
Other current assets	1,226	1,150
Total Current Assets	17,301	14,956

Assets held for severance benefits	2,778	2,480

Property and equipment, net	1,189	1,460

Total Assets	21,268	18,896

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,272	1,392
Current deferred revenue	1,362	1,593
Current maturities of long-term venture loan	16	-
Other payables and accrued expenses	4,437	4,668
Total Current Liabilities	7,087	7,653

Long-Term Liabilities
Long-term deferred revenue	459	425
Venture loan Less - current maturities	2,218	-
Liability for employees’ severance pay benefits	3,597	3,240
Total Long-Term Liabilities	6,247	3,665

Total Liabilities	13,361	11,318

Shareholders' Equity
Share capital	176	122
Additional paid-in capital	51,292	48,328
Accumulated deficit	(43,561)	(40,872)
Total Shareholders' Equity	7,907	7,578

Total Liabilities and Shareholders' Equity	21,268	18,896